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                                                          Exhibit 99.(a)(5)(vii)
FOR IMMEDIATE RELEASE


                   GRANITE BROADCASTING CORPORATION ANNOUNCES
                    PRELIMINARY RESULTS OF SELF-TENDER OFFER

         NEW YORK, NEW YORK - June 18, 2002 -Granite Broadcasting Corporation today announced the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m., New York City time, on June 17, 2002. Pursuant to applicable securities laws, Granite Broadcasting expects to purchase, subject to final verification, 45,000 shares of its 12.75% Cumulative Exchangeable Preferred Stock at a purchase price of $650 per share, or a total of $29,250,000. Granite Broadcasting expects the proration factor to be approximately 96% of those shares tendered at or below the purchase price. All shares purchased in the tender offer will receive the same price.

         The price per share and proration factor are preliminary and subject to verification by the depositary. Additionally, under the securities laws, Granite Broadcasting may purchase additional shares representing up to 2% of the outstanding shares of its 12.75% Cumulative Exchangeable Preferred Stock. The actual price per share and the proration factor will be announced promptly following completion of the verification process. After determination of the actual purchase price per share and the proration factor, the depositary for the tender offer will issue payment for the shares accepted under the offer and return all shares not accepted.

         Granite Broadcasting commenced the tender offer on May 17, 2002, when it offered to purchase up to 45,000 shares of its 12.75% Cumulative Exchangeable Preferred Stock at a price between $590 and $670 per share net to the seller in cash, without interest. As a result of the completion of the tender offer, Granite Broadcasting expects to have approximately 202,154 shares issued and outstanding as of the time immediately following payment for the tendered shares.

         Jefferies & Company, Inc. acted as dealer manager and Mellon Investor Services LLC acted as information agent and depositary for the tender offer.

ABOUT GRANITE BROADCASTING CORPORATION

         Granite Broadcasting Corporation (NASDAQ: GBTVK) operates eight television stations in geographically diverse markets reaching over 6% of the nation's television households. The Company's station portfolio consists of three NBC affiliates, two ABC affiliates, one CBS affiliate and two major market WB affiliates. The NBC affiliates are KSEE-TV, Fresno-Visalia, California, WEEK-TV, Peoria-Bloomington, Illinois, and KBJR-TV, Duluth, Minnesota-Superior, Wisconsin. The ABC affiliates are WKBW-TV, Buffalo, New York, and WPTA-TV, Fort Wayne, Indiana. The CBS affiliate is WTVH-TV, Syracuse, New York. The WB affiliates are KBWB-TV, San Francisco-Oakland-San Jose, California, and WDWB-TV, Detroit, Michigan.